Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 22, 2024

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”) Registration Statement on Form N-1A (File Nos.: 033-20827 and 811-05518)

Dear Ms. McManus:

The purpose of this letter is to respond to the oral comments you provided regarding RBB’s registration statement on Form N-1A (the “Registration Statement”) filed on August 27, 2024, to register the SGI Enhanced Market Leaders ETF (the “Fund”).

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant. The changes to the disclosures discussed below will be reflected in an amendment to the Registration Statement.

1.	Comment: The cover letter doesn’t appear to correspond to the filing please explain this discrepancy.

Response: The Registrant acknowledges the SEC’s comment regarding the discrepancy in our cover letter submitted with the initial filing. We confirm that this filing was intended as a post-effective amendment to RBB’s Registration Statement on Form N-1A submitted pursuant to Rule 485(a) for the purpose of registering the Fund as a new series of RBB.

2.	Comment: Please tell us in a supplemental basis any plans for filings related to the merger, for example, any N-14. Please also explain the business purpose of the merger, and tell us if the predecessor is a registered investment company.

Response: The Registrant plans to file an N-14 with respect to the reorganization of the Chestnut Street Exchange Fund (the “Target Fund”) into the Fund. The reorganization is believed to be in the best interests of the Target Fund and its shareholders in light of certain benefits to the Target Fund’s shareholders including (1) the Fund will be structured as an ETF with substantially similar investment objectives as the Target Fund; (2) the reputation, financial strength, and resources of Summit Global Investments, LLC; (3) the Target Fund will not bear any direct expenses in connection with the Reorganization; (4) the Fund is expected to experience approximately the same overall expenses; and (5) the reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, the Fund will be open to investors whereas the Target Fund is closed to new investors. Assuming the Fund realizes its potential for growth, certain administrative costs would be spread across the Fund’s larger asset base, with the potential for lower costs over time than if the reorganization did not occur.

3.	Comment: Please confirm that shares of the Fund will not be sold until the proposed reorganization is complete.

Response: The Registrant so confirms.

4.	Comment: Prospectus summary under the caption “Fees and Expense” please bold the second sentence as contemplated by Item 3.

Response: The Registrant has made the requested change.

5.	Comment: Please confirm that acquired fund fees and expenses are expected to be less than 0.01% and that is why a line item for acquired fund fees and expenses is not included or revise to add an acquired fund fees and expenses line. Please also confirm that there is no fee waiver agreement.

Response: The Registrant confirms that the “Acquired Fund Fees and Expenses” for the Fund are expected to be less than 0.01% and therefore no line item is required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A. The Registrant confirms no fee waiver arrangements are in place with respect to the Fund.

6.	Comment: The Item 4 discussion of “Principal Investment Strategies” is intended to present a summary of the information provided in response to Item 9. It appears the Fund included complete disclosure here and no disclosure of “Principal Investment Strategies in response to Item 9. Please revise to present a summary here and more fulsome disclosure in Item 9.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

7.	Comment: Please expand to identify what is and isn’t included within your reference to convertible securities, also note that a fund may count convertible securities for purposes of compliance with the Fund’s 80% policy, so long as it is disclosed in the definition of equity securities and they exclude convertible securities that are deep out of the money that is unlikely to ever convert.

Response: The Registrant confirms its understanding that the Fund may not include convertible debt securities in its 80% basket of equity securities if the convertible debt is unlikely to convert.

In response to this comment, the following disclosure has been added to the prospectus:

Summary Section—Principal Investment Strategies:

“Equity securities represent ownership interests in a company and consist of common stocks, preferred stocks, warrants to acquire common stock, and securities convertible into common stock.”

Additional Information About the Fund’s Investment Strategies and Risks—Convertible Securities:

“Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio.”

8.	Comment: For the third paragraph under the “Principal Investment Strategies” section, please clarify if this is how the Fund evaluates whether the company is a market leader and expand to provide additional detail.

Response: In response to this comment, the referenced disclosure has been revised as follows (additions noted in bold and underline and deletions in bold strikethrough):

“Summit Global Investments, LLC (the “Adviser”) attempts to achieve the Fund’s objective by investing in stocks ~~that have~~ of companies it considers “market leaders.” The Adviser considers a market leader to be a company with strengthening business metrics (i.e., earnings, debt, return on assets, competition, customers, industry, etc.) and favorable quantitative factors such as earnings variability, leverage, volatility, price/book, price/cash flow, etc. The Adviser also reviews the idiosyncratic risks associated with each stock. The Fund may sell a stock if these risks are deemed elevated with increased downside risks ~~due to social, environmental, legal, governance risks,~~ and/or if the risk/return characteristics decline due to increasing risk and/or decreasing return potential. Further, the Fund may also decrease weight in an investment for risk control purposes. Further, the Adviser may not sell from the portfolio a holding that the Adviser believes is likely to appreciate more than the Russell 1000® Index or S&P 500® Index solely because the market capitalizations of such holdings cause the portfolio to hold less than 80% of its net assets within these indexes. As such, the Fund may, from time to time, hold less than 80% of its net assets within large capitalization companies.”

9.	Comment: The Fund discloses that it “may sell a stock if these risks are deemed elevated with increased downside risks due to social, environmental, legal, governance risks...” Does the Fund also buy with ESG in mind? If so, please provide examples of the ESG characteristics the Fund considers.

Response:    The Registrant confirms that the Fund considers various factors, including ESG, in determining whether to select an investment and ESG is not determinant in the decision.

The Registrant has revised the disclosure to remove the reference to “social, environmental, legal, governance risks.” Please see the revised disclosure as reflected in response to Comment 8 above.

10.	Comment: Please balance the discussion under the fourth paragraph in the “Principal Investment Strategies” section related to option investments to discuss the risk of unlimited loss, if applicable.

Response: In response to this comment, the referenced disclosure has been revised as follows (additions noted in bold and underline):

“The Fund uses an actively traded put and call options strategy that writes/sells options with deep out-of-the-money strike prices generally having an expiration date within 1-7 days to generate income. The Fund seeks to provide an “enhanced” yield compared to traditional option-based strategies. It does this by frequently selling short-term options (typically less than one week in duration) to generate income. Options that expire within 1 - 7 days and that are deep out-of-the-money exhibit a greater tendency to expire worthless and help avoid additional costs to the Fund of needing to close out the options contracts through repurchasing them at a higher price. Thus, it is more likely that the Fund would be able to collect the entire premium of the options sold. To the extent that the Fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, the Fund could experience a substantial or unlimited loss.”

11.	Comment: Is the Fund’s option strategy limited to broad indexes? If not, please clarify that it may extend to individual stocks and describe the related risks.

Response: The Fund’s option strategy seeks to provide income using exposure to the value of the S&P 500® Index and other broad benchmark indices. The Fund retains the flexibility to engage in options on individual stocks when deemed appropriate, but it is not part of the Fund’s principal investment strategies.

The Registrant directs the Staff to the related risks disclosed under “Principal Investment Policies and Risk—Options” in the Statement of Additional Information.

12.	Comment: Please reset the risks to prioritize those most likely to adversely affect the Fund’s NAV yield and total return rather than alphabetical order.

Response: While the Registrant respectfully declines to reorder the principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The Fund's principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

13.	Comment: Under the “ETF Risk” there is a reference to “foreign market.” Does the Fund intend to invest in securities traded in foreign markets? If not, please remove related risk disclosures or explain how such disclosures are relevant and material.

Response: The Fund does not intend to invest in securities traded in foreign markets as part of its principal investment strategies. The Registrant will remove the referenced disclosure from the Fund’s prospectus and confirms that any related risks of investing in securities traded in foreign markets have been moved to the “Non-Principal Investment Policies and Risks” section of the Statement of Additional Information.

14.	Comment: Please revise the back cover page of the Prospectus to state that the financial statements and financial highlights in a predecessor’s annual report are incorporated by reference.

Response: The Registrant has made the requested change.

15.	Comment: Please confirm which entity will be the accounting survivor of the reorganization.

Response: The Registrant confirms that the SGI Enhanced Market Leaders ETF will adopt the financial history of the Target Fund upon consummation of the reorganization, with the accounting history being assumed by the Fund upon the consummation of the reorganization.

16.	Comment: Please include an accounting consent.

Response: The Registrant confirms that it intends to file the referenced accounting consent with the upcoming amendment to the Registration Statement.

17.	Comment: If the Fund considers ESG as part of its principal investment strategy, even if such factors are not determinative, please revise to disclose in Item 9 including that such factors are not determinative and provide examples of the ESG characteristics the Fund considers. If it does not consider ESG as part of its principal investment strategy, but does consider ESG in making investment decisions, please provide appropriate disclosure in the SAI.

Response: The Registrant confirms that the Fund does not consider ESG as part of its principal investment strategy but may consider factors, including those within the broader context of ESG, in making investment decisions and has revised the Fund’s registration statement to provide the appropriate disclosure in the SAI.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312)-569-1122.

Sincerely,
/s/ Sandra M. Lopez
Sandra M. Lopez